UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________
FORM 11-K
_____________________

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 000-14798

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

American Woodmark Corporation
Retirement Savings Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MasterBrand, Inc.
3300 Enterprise Parkway, Suite 300
Beachwood, Ohio 44122

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Associate Benefits Committee of
MasterBrand, Inc.

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of American Woodmark Corporation Retirement Savings Plan (the Plan) as of December 31, 2025, and 2024, the related statements of changes in net assets available for benefits for the years ended December 31, 2025, and 2024, and the related notes to the financial statements (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2020.

/s/ Yount, Hyde & Barbour, P.C.
Winchester, Virginia
June 26, 2026

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
ASSETS
Investments at fair value:
Cash	$30,072	$—
Collective funds	269,563,676	239,784,611
Mutual funds	59,444,291	77,756,794
Pooled separate funds	34,107,233	—
American Woodmark Corporation Stock Fund:
Money market fund	427,007	706,914
Common stock - American Woodmark Corporation	22,833,980	33,699,883
Total investments, at fair value	386,406,259	351,948,202

Receivables:
Employer’s contributions	247,823	294,174
Notes receivable from participants	9,960,366	10,163,548
Total receivables	10,208,189	10,457,722

Net assets available for benefits	$396,614,448	$362,405,924

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
ADDITIONS TO ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$41,641,284	$27,747,577
Interest and dividends	1,612,597	2,005,782
Total investment income	43,253,881	29,753,359

Interest on notes receivable from participants	939,833	842,399

Contributions:
Participants’ contributions	20,186,217	20,651,430
Rollovers	1,711,843	1,452,794
Employer’s contributions	16,632,652	19,790,318
Total contributions	38,530,712	41,894,542
Total additions	82,724,426	72,490,300

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Benefits paid to participants	(48,228,941)	(35,503,636)
Administrative expenses	(286,961)	(467,734)
Total deductions	(48,515,902)	(35,971,370)

Net increase in net assets available for benefits	34,208,524	36,518,930

Net assets available for benefits at beginning of year	362,405,924	325,886,994

Net assets available for benefits at end of year	$396,614,448	$362,405,924

See accompanying notes to financial statements.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2025 and 2024

1.Description of the Plan
The following description of the American Woodmark Corporation Retirement Savings Plan (“the Plan”) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document.

a.General

The Plan is a defined contribution plan that covers employees of American Woodmark Corporation (“the Corporation”) upon meeting certain eligibility requirements. All employees are eligible and can participate immediately in the Plan. Employees that do not actively enroll or opt out of the Plan during the initial enrollment period will automatically be enrolled at a contribution rate of 3% following 90 days of service. The automatic contribution rate auto escalates by 1% per calendar year, up to a contribution rate of 8%. Participants may modify this at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Newport Trust Company was the Plan trustee through April 24, 2025, which transitioned to Ascensus Trust from April 25, 2025 through October 31, 2025, and transitioned once more to Empower Trust Company beginning November 1, 2025. Further information regarding the Plan is available in the Plan document.

b.Contributions

The Plan allows participants to contribute up to 100% of their annual compensation excluding extraordinary remuneration not generally received by the participants as a class. The statutory maximum amount of contributions allowed was $23,500 and $23,000 for the years ended December 31, 2025 and 2024, respectively. Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2025 and 2024 was $7,500. Beginning January 1, 2025, participants who are 60 to 63 years of age can contribute an additional $11,250 in higher catch-up contributions.

Participants may elect to invest their contributions in the investment options made available by the Corporation. The accounts of participants who have not made investment elections are automatically invested in the applicable Vanguard Target Retirement fund.

The Corporation makes safe harbor matching contributions equal to 100% of each participant’s salary reduction contribution up to the first 4% and 50% of the next 2% of the participant’s annual compensation. All safe harbor matching contributions are made in cash by the Corporation.

The Corporation also makes profit sharing contributions to each eligible participant in the Plan equal to 3% of the Corporation’s net income for fiscal years in which the Corporation’s net income equals or exceeds $15 million divided by the number of eligible employees. These contributions are made in the form of the Corporation’s common stock. Profit sharing contributions made in 2025 and 2024 were $2,983,698 and $5,274,842, respectively. Additional incentive contributions may be made at the option of the Corporation’s board of directors; however, none were made in 2025 or 2024.

c.Participant Accounts

Each participant’s account is credited with the participant’s contributions and the related matching contribution, an allocation of the Corporation’s profit sharing, incentive contributions, and Plan earnings. Allocations of income (losses) attributable to investment funds are made proportionately based upon account balances to each participant’s account.

d.Vesting

Participants are immediately vested in their contributions and the Corporation's profit sharing and safe harbor matching contributions plus actual earnings thereon. Matching contributions made prior to the plan becoming a

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2025 and 2024

safe harbor plan are subject to the five-year vesting schedule. Any non-vested funds in the accounts of terminated participants are forfeited after a five-year break in-service.

e.Loans

Participants are allowed to take out loans from their vested balances. The minimum loan amount is $1,000 and only one loan can be outstanding at any time. The maximum loan amount is equal to the lesser of 50% of the participant’s vested account or $50,000 in accordance with the Department of Labor’s regulations. Loan payments are made through payroll deductions with interest based on the prime interest rate as listed in the Wall Street Journal on the first day of the calendar quarter in which the loan is made plus 2%.

f.Payment of Benefits

Upon termination of service a participant may receive a lump-sum amount equal to the vested balance of their account, take a partial withdrawal of their account, or leave the vested balance in the Plan until Required Minimum Distributions are required.

g.Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend, modify, suspend, or terminate the Plan.

h.Investment Options

Participants in the Plan may direct their individual contributions into any of the investment options offered by the Plan. The Plan provides that the Corporation’s matching contributions are invested in the employee’s current investment elections. The Corporation’s profit sharing contributions are automatically invested in the Corporation’s common stock, which is held by the American Woodmark Corporation Stock Fund (“the Stock Fund”). The Plan allows participants to diversify their profit sharing contributions out of the Stock Fund.

i.Forfeited accounts

At December 31, 2025 and 2024, the balance of forfeited non-vested accounts was $30,072 and $0, respectively. Forfeited account balances include terminated participants’ non-vested accounts and a one-time deposit in the amount of $81,393 in April 2025 from excess funds in the Corporation's terminated Pension Plan. The forfeited balances may be used to reduce future Corporation contributions or pay administrative expenses of the Plan. In 2025 and 2024, forfeited non-vested accounts were used to reduce employer profit sharing contributions by $87,688 and $0, respectively, and administrative expenses by $15,128 and $9,698, respectively.

j.Administrative Expenses

The Corporation pays for all recordkeeping services less any reimbursements to the Plan from the participating mutual funds, trustee, and custodial fees for the Corporation’s common stock. All other expenses are paid by the Plan.

2.Summary of Significant Accounting Policies

a.Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2025 and 2024

b.Investment Valuation and Income Recognition

Investments are stated at fair value. The fair value of mutual funds is based on quoted market prices on the last business day of the Plan year. The fair value of the Corporation’s common stock within the Stock Fund is based on the closing price on the last business day of the Plan year. Participants own units of the Stock Fund, not shares of the Corporation’s common stock. The collective funds are valued by applying the Plan’s ownership percentage in the fund to the fund’s net asset value at the valuation date as a practical expedient of fair value. Money market fund balances are valued based on redemption values on the last business day of the Plan year.

The Stock Fund consists of the Plan’s investment in the Corporation’s common stock and a money market fund. In accordance with the Plan’s policy of stating investments at fair value, the amount reflected as the net appreciation in fair value of investments represents the change in fair value as compared to cost and realized gains and losses, with cost determined using the average cost method. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan’s investments, in general, are exposed to various risks, including interest rate, credit and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Included in investments at December 31, 2025 and 2024, are shares of American Woodmark Corporation common stock amounting to $22,833,980 and $33,699,883, respectively. This investment represents 6% and 10% of total investments at December 31, 2025 and 2024, respectively. A significant decline in the market value of American Woodmark Corporation common stock would significantly affect the net assets available for benefits.

c.Notes receivable from participants

Notes receivable from participants (participant loans) are carried at their unpaid principal plus accrued and unpaid interest. Delinquent participant loans are considered in default and treated as a distribution to the participant.

d.Benefit Payments

Benefit payments are recorded upon distribution.
e.Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2025 and 2024

3.Fair Value Measurements
The Plan’s investments are carried at fair value using a three-level valuation hierarchy for fair value measurement.
These levels are described below:

Level 1 – Investments with quoted prices for identical assets or liabilities in active markets.

Level 2 – Investments with observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Investments with unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities measured at fair value on a recurring basis are as follows:

	Fair Value Measurements as of December 31, 2025

	Level 1	Level 2	Level 3	Total
Cash	$30,072	$—	$—	$30,072
Mutual funds	59,444,291	—	—	59,444,291
Collective funds	—	269,563,676	—	269,563,676
Pooled separate funds	—	34,107,233	—	34,107,233
American Woodmark Corporation stock fund:
Money market fund	—	427,007	—	427,007
American Woodmark Corporation common stock	22,833,980	—	—	22,833,980
Total American Woodmark Corporation stock fund	22,833,980	427,007	—	23,260,987
Total investments	$82,308,343	$304,097,916	$—	$386,406,259

	Fair Value Measurements as of December 31, 2024

	Level 1	Level 2	Level 3	Total
Mutual funds	$77,756,794	$—	$—	$77,756,794
Collective funds	—	239,784,611	—	239,784,611
American Woodmark Corporation stock fund:
Money market fund	—	706,914	—	706,914
American Woodmark Corporation common stock	33,699,883	—	—	33,699,883
Total American Woodmark Corporation stock fund	33,699,883	706,914	—	34,406,797
Total investments	$111,456,677	$240,491,525	$—	$351,948,202

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2025 and 2024, there were no significant transfers in or out of different levels.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2025 and 2024

4.Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2025 and 2024:

	December 31,
	2025	2024

Net assets available for benefits per the financial statements	$396,614,448	$362,405,924
Less amounts allocated to withdrawing participants	(3,739,568)	(4,374,310)
Net assets available for benefits per the Form 5500	$392,874,880	$358,031,614

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2025 and 2024:

	December 31,
	2025	2024

Benefits paid to participants per the financial statements	$48,228,941	$35,503,636
Plus amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at end of the year	3,739,568	4,374,310
Less amounts allocated on Form 5500 to withdrawing participants and benefit payments pending distribution at beginning of the year	(4,374,310)	(5,416,974)
Benefits paid to participants per the Form 5500	$47,594,199	$34,460,972

Amounts allocated to withdrawing participants and benefit payments pending distribution are recorded on the Form 5500 for benefit claims that have been processed and approved for payment by the Corporation prior to December 31 but not yet paid as of that date.

5.Related-Party Transactions
During 2025 and 2024, the Plan received no dividends from the Corporation. Certain administrative services are provided by the Corporation without cost to the Plan, while all out-of-pocket administrative expenses are paid by the Plan. Loans to participants, which are considered parties-in-interest, were granted throughout the year as part of normal plan operations.

6.Federal Income Taxes
The Plan has adopted a pre-approved plan document that has received an opinion letter from the Internal Revenue Service (IRS) dated November 14, 2022, stating that the form of the pre-approved plan document was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The plan administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC, and therefore, believes that the plan is qualified, and the related trust is tax-exempt.

U.S. generally accepted accounting principles require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2025 and 2024

7.Subsequent Events
In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated from the year end date through the date of the issuance of the Plan’s financial statements. Except as described below there were no other subsequent events which required recognition, adjustment to or disclosure in the financial statements:

Beginning January 1, 2026, the automatic contribution rate will increase by 1% each calendar year, up to a maximum contribution rate of 12%.

Under the SECURE 2.0 Act, individuals age 50 and older who earned more than $150,000 in FICA wages in the prior year are required to make their 401(k) catch-up contributions on a Roth (after-tax) basis, effective January 1, 2026.

On May 28, 2026 American Woodmark Corporation was acquired by MasterBrand, Inc. in an all-stock merger and will operate as a wholly owned subsidiary of MasterBrand, Inc. Under the terms of the transaction, each share of American Woodmark Corporation common stock was converted into 5.150 shares of MasterBrand, Inc. common stock.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)
EIN 54-1138147 Plan # 001
December 31, 2025

Identity of issuer, borrower, lessor, or similar party	Description of investment	Number of shares or units, Par or face amount, rate of interest, maturities	Current value
Cash:
Dreyfus Funds	Dreyfus Government Cash Management	427,007 shares of money market fund, pays interest at 3.58%	$427,007
Vanguard Funds	Vanguard Federal Money Market Inv	30,072,000 shares of money market fund, pays interest at 3.87%	30,072
	Total		457,079

Collective Funds:
Reliance Trust Company Funds	Reliance MetLife GAC Series 25053 CL EQ	47,519.319	4,996,780
Vanguard Funds	Target Retirement Income & Growth II	7,923.485	201,336
Vanguard Funds	Vanguard Target Retirement 2020 Trust II	101,169.731	5,323,551
Vanguard Funds	Vanguard Target Retirement 2025 Trust II	568,054.499	32,197,329
Vanguard Funds	Vanguard Target Retirement 2030 Trust II	756,790.988	44,960,953
Vanguard Funds	Vanguard Target Retirement 2035 Trust II	714,592.749	45,362,348
Vanguard Funds	Vanguard Target Retirement 2040 Trust II	564,104.255	38,787,808
Vanguard Funds	Vanguard Target Retirement 2045 Trust II	466,670.318	33,847,598
Vanguard Funds	Vanguard Target Retirement 2050 Trust II	324,886.595	24,317,761
Vanguard Funds	Vanguard Target Retirement 2055 Trust II	183,031.159	18,350,704
Vanguard Funds	Vanguard Target Retirement 2060 Trust II	188,047.285	14,882,062
Vanguard Funds	Vanguard Target Retirement 2065 Trust II	100,364.221	4,889,745
Vanguard Funds	Vanguard Target Retirement 2070 Trust II	37,918.730	1,126,945
Vanguard Funds	Vanguard Target Retirement Income & Growth	6,361.136	318,756
	Total	4,067,434.470	269,563,676

Pooled Separate Funds:
*Empower Annuity Insurance Company	Blackrock Equity Dividend	509,654.393	7,482,772
*Empower Annuity Insurance Company	Empower S&P 500 Index	457,288.095	7,062,935
*Empower Annuity Insurance Company	JPMorgan Large Cap Growth - R6	319,684.287	19,561,526
	Total	1,286,626.775	34,107,233

Mutual Funds:
Blackrock Funds	Blackrock Strategic Global Bond	346,729.877	1,868,874
Dimensional Funds	DFA Emerging Markets	2,395,107.350	2,395,107
Fidelity Funds	Fidelity Advisor Overseas Z	105,690.171	7,610,749
Fidelity Funds	Fidelity Small Cap Value	231,867.248	4,637,345
JP Morgan Funds	JPMorgan Core Bond - R6	1,043,687.560	10,896,098
Vanguard Funds	Vanguard Real Estate Index Admiral	16,410.862	2,057,758
Vanguard Funds	Vanguard Small Cap Growth Index - ADM	55,929.305	5,935,218
Vanguard Funds	Vanguard Total Bond Market Index Admiral	464,738.756	4,540,498
Vanguard Funds	Vanguard Total Intl Stock Index - ADM	115,634.904	4,686,683
Vanguard Funds	Vanguard Total Stock Market Index - ADM	90,784.079	14,815,961
	Total	4,866,580.112	59,444,291

*American Woodmark Corporation	Common Stock	423,738.000	22,833,980

* Participants’ loans	Notes receivable from participants	Various interest rates and maturities	9,960,366

	Total		$396,366,625

* Party-in-interest

Cost has been omitted for participant directed accounts
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the American Woodmark Corporation Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN WOODMARK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 26, 2026	By: _/s/ SHANE DAVIS____________
Shane Davis
Associate Benefits Committee of MasterBrand, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Yount, Hyde & Barbour, P.C. (Filed herewith)